UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

Global-E Online Ltd
25 Basel Street,
Petah Tikva 4951038, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated February 16, 2022 titled “Global-E Reports Record Fourth Quarter and Full Year 2021 Results”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.

By:	/s/ Ofer Koren
Name:	Ofer Koren
Title:	Chief Financial Officer

Date: February 16, 2022

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